[Adviser Letterhead]

December 30, 2013

Mr. Stacey E. Hong, President

Forum Funds II

Three Canal Plaza, Suite 600

Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

CVR Portfolio Funds LLC (the “Adviser”) agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure the total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses and extraordinary expenses) for the CVR Dynamic Allocation Fund (the "Fund"), a series of the Forum Funds II (the “Trust”), do not exceed 1.50% and 1.75% of the average daily net assets for the Institutional Shares class and Investor Shares class, respectively, through March 31, 2017.

This agreement can only be terminated or amended upon the approval of the Trust’s Board of Trustees and it automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate March 31, 2017.

Very Truly Yours,

CVR Portfolio Funds, LLC

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By:

Name:

Title: